787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
September 7, 2011
VIA EDGAR AND E-MAIL
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:	Allied World Assurance Company Holdings, AG
Form 425
Filed on August 29, 2011
Dear Mr. Orlic:
On behalf of Allied World Assurance Company Holdings, AG (“Allied World”), attached hereto for filing is a revised Form 425 which has been revised to reflect, among other things, the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 425 filed on August 29, 2011 (the “Form 425”). Set forth below are the responses of Allied World to the comments of the Staff contained in your letter, dated September 1, 2011, to Mr. Wesley Dupont, Esq. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Form 425.
Stronger credit profile..., page 8
1.	Comment: In the first column on this page, you note several instances where ratings agencies have placed positive notations on Transatlantic and Allied World. Please confirm that no similar notations are applicable with respect to Validus.

Response: Confirmed. Validus is not under positive credit watch by any of the agencies.
TransAllied merger terms are fair..., page 10
2.	Comment: Please disclose the names of the companies that you have included in the “peer set” referred to on this page.

Response: In response to the Staff’s comment, we have added a footnote on page 10 to identify the “peer set” referenced therein.
New York            Washington            Paris            London            Milan             Rome             Frankfurt            Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

Allied World Shareholders are more supportive, page 11
3.	Comment: Please clarify the conclusions you have drawn on this page, and provide support for your assertions. For instance, please tell us how you determined that:
•	arbitrage activity influenced your 1-day share price performance, and that arbitrage activity does not indicate lack of support for the deal;

•	less shorting activity typically takes place in contested situations; and

•	Validus had a lower 1-day premium as of the date of announcement of its offer, and how this indicated that the Validus 1-day share price performance was less likely influenced by arbitrage activity.
Response: We have been advised by Allied World and its financial advisor that the conclusions expressed on page 11 represented their opinion. In order to clarify the conclusion drawn on page 11, we have replaced the bullet points with the following:

“In our opinion, trading in AWH shares upon announcement of the TransAllied merger, as compared to trading in VR shares upon announcement of VR’s acquisition proposal, shows that Allied World shareholders are more supportive of our merger of equals with Transatlantic than Validus shareholders are supportive of the VR proposal”.

The statements that were removed from page 11 related to merger arbitrage activity and, while we believe they are fair and have a very reasonable basis, are not necessary to make the point that Allied World seeks to make. Please see the following explanations for the assertions made in the original version of the page. The “Mitchell Study” referenced below is the study titled “Price Pressure around Mergers” by Mark Mitchell, Todd Pulvino and Erik Stafford, which was published in the February 2004 volume of Journal of Finance.
•	“arbitrage activity influenced your 1-day share price performance, and that arbitrage activity does not indicate lack of support for the deal;”
At the announcement of a transaction, merger arbitrage funds attempt to capture the spread between the price at which the target firm (receiving the consideration) trades after announcement and the price which the acquiring firm (issuing the consideration) has announced it will pay for the target firm upon closing. In a transaction involving a stock component, merger arbitrage funds typically buy the target’s stock and sell short the stock of the acquirer. By pairing these two trades, the arbitrageur locks in the spread because it will be able to deliver the acquiror’s stock it receives in the merger exchange (regardless of the value of the acquiror’s stock at the time of the merger) to close out the short position it established. As a result, the arbitrageur eliminates market price risk and assumes instead the risk that the transaction will not close or that it will not close soon enough and its rate of return on the arbitrage will have eroded. In other words, the

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

arbitrageur is not indicating a lack of support for the deal by establishing the short position; rather, it is indicating support because it believes that the deal will be completed and that it will therefore be able to close out its short position by delivering the merger consideration (the acquiror’s shares) it receives when the deal is completed. Allied World and its financial advisor believe that arbitrage activity influenced the drop in the Allied World stock upon announcement of the TransAllied merger agreement. This belief is consistent with the explanation above and with the Mitchell Study (at page 31), which stated: “A substantial part of the negative reaction to stock merger announcements is due to downward pressure caused by merger arbitrage short selling of acquirer’s stock.”
•	“less shorting activity typically takes place in contested situations”
In a contested situation like the one that arose when Validus made its proposal, there is typically less shorting activity for a number of reasons. First, the premium inherent in the second bid is often less than in the first because the second bidder is merely focusing on producing a higher bid than the first bidder, while the first bidder must seek to provide what will be recognized as a sufficient control premium to the unaffected market price of the target’s stock. The lower the premium (i.e., spread) to be captured, the less arbitrage there is likely to be and therefore the less shorting there is likely to be. Also, as indicated above, when arbitrageurs establish a short position in the acquiror’s stock, they assume the risk that the acquiror will complete the deal (and that they will get their target stock exchanged into acquiror stock to close out their short position). In a contested situation, it may be far from clear which (if any) acquiror will actually succeed with its bid, so there is the added risk to shorting a particular prospective acquiror’s stock (or multiple acquiror’s stocks) because each short position, other than the one with respect to the ultimate winner in the bidding contest, will turn out to be unhedged shorts. As a result, “[m]erger arbitrageurs tend to reduce their exposure to deals that are viewed as ‘hostile.’” (Mitchell Study at page 59) Finally, the emergence of another bidder often leads to subsequent increases in offer prices. In such contested situations, merger arbitrage funds often do not fully establish short positions on the stock of the potential acquirers, given the potential for capturing greater gains from a bidding war than the fixed return of the arbitrage trade and given the uncertainty as to which acquiror will prevail. As a result, merger arbitrage funds typically establish less of a short position in a contested situation than they would in an uncontested transaction.
•	“Validus had a lower 1-day premium as of the date of announcement of its offer, and how this indicated that the Validus 1-day share price performance was less likely influenced by arbitrage activity.”
The TransAllied merger terms implied a 16.1% premium to Transatlantic’s share price on June 10, 2011, the last trading day prior to the TransAllied merger announcement. The Validus proposal implied a 14.1% premium to Transatlantic’s share price on July 12, 2011, the last trading day prior to the Validus offer announcement.

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

As mentioned above, the lower the premium (i.e., spread) to be captured, the less arbitrage there is likely to be and therefore the less shorting there is likely to be.
TransAllied’s definitive merger agreement..., page 13
4.	Comment: Here and on page 30 you state the Validus takeover proposal is contingent on due diligence. Given that Validus has launched a non-negotiated exchange offer, please advise how you arrived at this conclusion.
Response: Validus has presented a merger proposal and has simultaneously launched a hostile exchange offer. Validus has said that only one of those deals will be completed, and that it will seek to acquire Transatlantic by whichever method is more likely to be completed. The slides on pages 13 and 30 speak to both of these proposals. The Validus merger proposal expressly contemplates due diligence, but, as the comment points out, the Validus exchange offer does not. However, the Validus exchange offer is expressly subject to the following conditions, which do not appear capable of being satisfied absent the same due diligence review that Validus contemplates for its merger proposal:
•	“Since December 31, 2010, there shall not have been any change, state of facts, circumstance or event that has had, or would be reasonably expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and its subsidiaries, taken as a whole, subject to certain exceptions and limitations;”

•	“Each of Transatlantic and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer;”
In order to clarify this point, we have revised the language on pages 13 and 30 to read: “Merger proposal contemplates due diligence; exchange offer conditions appear to require due diligence”.
We note as well that following the announcement of the Max / IPC merger on March 2, 2009, Validus announced an unsolicited bid for IPC on March 31, 2009. Following the rejection of this bid by IPC’s Board on April 8, 2009, Validus announced the commencement of an exchange offer on April 30, 2009. After IPC shareholders voted down the Max / IPC merger on June 12, 2009, Validus dropped its exchange offer and negotiated an amalgamation transaction with IPC, leading to the execution of an agreement on July 9, 2009. Based in part on this history and its stated interest in conducting a due diligence review of Transatlantic, we believe that the purpose of Validus’ exchange offer is to make the Validus proposal more tangible to Transatlantic shareholders and to create the impression that there is no timing disadvantage to closing that deal. This will increase the likelihood that the TransAllied merger of equals is voted

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

down by Transatlantic’s shareholders, and we believe that if that deal is voted down Validus will approach Transatlantic to negotiate a merger deal in which they would have the opportunity to conduct due diligence.
Transatlantic delivers superior “intrinsic value”..., page 15
5.	Comment: Please refer to comment 8 of our letter dated August 16, 2011. Given public statements by Allied World regarding the importance of diluted book value per share as a measure of financial performance in your industry, please tell us how you determined that this measure was not significant in this context.
Response: Allied World generally believes that book value per share (“BVPS”) is an important metric to consider, whether basic or fully diluted. Please note that Allied World has illustrated basic BVPS in the past, for instance on page 7 of the presentation titled “The TransAllied Merger is the Superior Combination” filed with the Commission on Form 8-K on August 15, 2011.
Transatlantic has historically reported basic BVPS as opposed to fully diluted BVPS. The Transatlantic Board also reviewed the TransAllied transaction and Validus proposal in light of basic BVPS to be delivered (see p. 25 of Transatlantic’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on July 28, 2011 and as amended on August 9, 2011, August 12, 2011, August 19, 2011 and September 2, 2011). As this page also illustrates the BVPS to be delivered to the Transatlantic shareholders, we presented a basic rather than fully diluted metric.
As fully diluted book value per share is also significant, we have added a new page 16 to illustrate fully diluted metrics as well.
Conservative synergies worth $3.78 to $6.81 per share..., page 16
6.	Comment: Please advise, with a view toward disclosure, how you determined that the value of the synergies in your proposed transaction is from $3.78 to $6.81 per share, conservatively. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on these projections.

Response: The $3.78 to $6.81 synergy value range is based on the conservative $80 million run-rate synergies estimated by the management teams of Allied World and Transantlantic, multiplied by an earnings multiple range of 5.0x to 9.0x, which is centered around Allied World’s three year historical average forward P/E of 7.0x. The $80 million synergy estimate is the number referenced on page 63 of the joint proxy statement/prospectus of Allied World and Transatlantic, filed with the Commission pursuant to Rule 424(B)(3) on August 19, 2011 and first mailed to the shareholders of Allied World and Transatlantic on or around August 19, 2011. This $80 million synergy estimate is conservative because it excludes investment portfolio optimization, any

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

potential revenue enhancements and ceded reinsurance savings. We have revised page 17 to clarify this point.

Please also note that we have revised the synergy values on page 17 to reflect Allied World’s and Transatlantic’s updated synergy analysis, which has been disclosed in a separate slide presentation filed with the Commission by Allied World on Form 8-K on September 7, 2011. We have added footnotes to pages 15, 16 and 17 to clarify that the synergy values have been updated.
7.	Comment: Similarly, please advise, with a view toward disclosure, how you determined that TransAllied would have over $1 billion in excess capital.
Response: Allied World analyzes its capital requirements and estimates its excess capital on a regular basis utilizing internal modeling capabilities and taking into account rating agency requirements and internal standards. Allied World used similar methods to estimate TransAllied’s excess capital. Its assumptions regarding the combined company were informed by its extensive due diligence review of Transatlantic and its analysis of the combined company’s capital needs. In response to the Staff’s comment, we have added a footnote on page 17 in order to clarify this point: “Based on Allied World’s internal capital modeling and taking into account rating agency requirements and internal standards”.
Implied offer value comparison, pages 17-18
8.	Comment: In this section, you refer to a certain peer group of yours. Please tell us how you determined that these companies were in your peer group for this purpose, given that these companies appear to be specialty property and casualty insurance companies, while we understand that TransAllied would not be. We understand that the applicable multiples for the companies in this sector significantly exceed those of Allied World.
Response: On pages 18 and 19, we look at the implied value of both the the TransAllied merger and the Validus proposal under several different metrics. Your comment refers to the top right graphs where we show the value of each proposal under respective peer multiples. In the case of the TransAllied merger, the combined company will be significantly specialty focused (50% of GPW), as disclosed on slides 4 and 6 of the TransAllied Group Holdings, AG Investor Presentation, dated June 13, 2011 and filed with the Commission on June 13, 2011 as Exhibit 99.2 to Transatlantic’s Current Report on Form 8-K. As well the combined entity will be approximately 40% insurance by earnings and not an overwhelming percentage of reinsurance. Therefore we considered specialty property and casualty insurance and reinsurance companies as peers of the combined entity. In the case of a merger between Transatlantic and Validus, the combined entity compares to a diversified and short tail reinsurer peer group. The report published by ISS Governance Services on June 2, 2009 (the “June 2009 ISS Report”) in connection with the Validus / IPC transaction has been cited as an independent source to

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

determine an appropriate peer set for Validus (please also refer to our response to comment #9 below).
9.	Comment: Please tell us how you determined that the price-to-book multiple used in this section for Validus is appropriately set at 0.71x. This multiple is near the very bottom of the range established by your financial advisor on page 72 of your prospectus filed on August 19, 2011, and significantly below the value of 0.97x established by your financial advisor specifically with respect to Validus.

Response: For the top right charts on pages 18 and 19, which utilize the referred to peer multiples as a reference, we chose Validus’ peer group based on the peer group referenced on page 10 of the June 2009 ISS Report in connection with the Validus / IPC transaction. The 0.71x represents the peer average for Validus’ peer group as of 8/26/11. As a point of note, Validus was trading at 0.74x as of that date.
Berkshire offer is significantly below comparable acquisition multiples, page 21
10.	Comment: Please tell us how you determined that it was appropriate to exclude the Allied World and Validus offers in this section, and advise us, with a view towards revised disclosure, as to the applicable results for those two offers.

Response: This page is focused on evaluating the Berkshire offer. We believe that the TransAllied merger and the Validus proposal, which are mainly in stock and would result in Transatlantic shareholders owning a large portion of the combined entity, are not comparable to Berkshire’s takeover offer, which is all-in-cash and would result in Transatlantic shareholders owning 0% of the combined entity.

In contrast, the Validus/IPC, PartnerRe/ParisRe and SCOR/Converium transactions were true acquisitions, more comparable to the Berkshire offer. Under each of these acquisitions, and similar to the Berkshire offer, the acquired company shareholders maintained limited ownership in the pro forma entity. We removed the Max Capital / Harbor Point transaction, which was a stock-for-stock merger of equals and which we had initially only included in order to represent all precedent reinsurance transaction multiples considered by Moelis in their 6/12/11 fairness opinion to the Transatlantic Board.

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 7, 2011

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Jeffrey S. Hochman of this office at (212) 728-8592 or Michael A. Schwartz of this office at (212) 728-8267.

Very truly yours,
/s/ Steven A. Seidman
Steven A. Seidman

cc:	Wesley Dupont, Esq., Allied World Assurance Company Holdings, AG Jeffrey S. Hochman, Esq. Michael A. Schwartz, Esq.
Enclosures